UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For October 6, 2005

KONINKLIJKE KPN N.V.

Maanplein 55

2516 CK The Hague

The Netherlands

(Exact name of registrant and address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or
Form 40-F.

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes ☐        No ☒

If “Yes” is marked, indicate below the file under assigned to the registrant in connection with
Rule 12g3-2(b):

This Report on Form 6-K contains a copy of the following press release:

•                  KPN and Telfort combine wholesale activities, dated October 6th, 2005.

Press release

Date
October 6, 2005
KPN and Telfort combine wholesale activities	Number
046pe

KPN and Telfort are going to integrate their Dutch mobile wholesale activities, establishing a new, dedicated unit for the purpose. This will enable KPN and Telfort to serve the needs of the wholesale market more efficiently and effectively. Taco Morelisse, currently Director Marketing at Telfort, will lead the new wholesale organization. The new unit will be effective as of January 1st 2006 and will be based in Amsterdam.

Over the last couple of years, KPN and Telfort have separately addressed the mobile wholesale market in the Netherlands, establishing successful relationships with partners including AH Mobiel, debitel, HEMA, Lebara, Ortel, Tele2, YES and shortly easyMobile. Taco Morelisse: “Together with our new colleagues, we have a great deal of in-house expertise in this area. We are going to combine our forces to take wholesale in the Netherlands to a new level - and both our current as well as future partners will feel the benefit.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONINKLIJKE KPN N.V.

Dated: October 10, 2005	By:	/s/ MICHIEL ROOVERS
Michiel Roovers
Legal Counsel